

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2012

Robert E. Cauley
Chairman and Chief Executive Officer
Orchid Island Capital, Inc.
3305 Flamingo Drive
Vero Beach, Florida 32963

> **Re:** **Orchid Island Capital, Inc.**
> **Registration Statement on Form S-11**
> **Filed October 22, 2012**
> **File No. 333-184538**

Dear Mr. Cauley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

3. We note your disclosure that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act as well as your risk factor disclosure on page 40. Please clearly state your election under Section 107(b) of the JOBS Act:

   o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. Please update your financial statements and the corresponding financial information within your prospectus pursuant to Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

Summary Risk Factors, page 6

6. We note your statement that there is "no certainty what effect 'QE3' will have on the price and liquidity of agency RMBS…" Please tell us whether you believe that 'QE3' has impacted agency RMBS pricing, your net interest margin and your weighted average CPR. If so, please revise the risk factor accordingly.

Our Portfolio, page 7

7. Please include a table showing quarterly trend information since inception regarding your net interest margin, your leverage ratio and your weighted average CPR.

Our Financing Strategy, page 8

8. Please revise to define "net weighted average borrowing cost." Please specifically address whether it includes the costs of derivative financial instruments used to hedge interest rate risk.

About Bimini, page 15

9. Please remove the detailed quarterly return on invested capital information for the manager from the summary. Given the relative significance of this disclosure and the fact that you are including less detailed performance information for the registrant for similar assets covering an overlapping period, we do not believe this level of detail is appropriate.

The Offering, page 20

10.   The guidance you provide on the allocation of proceeds among the different buckets of assets is of limited use to an investor due to the very wide ranges. To the extent the use of proceeds will be driven by overall portfolio allocation targets and/or duration targets, please revise the disclosure to say this and, to the extent practicable, provide an estimate of the overall allocation target upon the closing of the offering and investment of the proceeds.

Special Note on Forward-Looking Statements, page 24

11.   We note your statement that you are not obligated to update or revise any forward-looking statements. We do not believe this is an accurate summary of your obligations under the federal securities laws to correct or update forward-looking statements during the distribution. Please revise your disclosure and confirm to us that you will update or correct your disclosure as required by law.

Risk Factors, page 26

The management agreement with our Manager was not negotiated on an arm's-length basis . . . , page 41

12.   Please revise to disclose that the registrant cannot terminate or decline to renew the contract of the manager for poor performance without having to pay a significant termination fee and make a corresponding change to your summary risk factors or advise.

Capitalization, page 60

13.   We note that prior to the completion of your offering you anticipate issuing shares to Bimini Capital Management Inc. as a result of a stock dividend. Please confirm that you will retroactively restate your financial statements to reflect the stock dividend when effective and provide the requisite disclosures pursuant to SAB Topics 1B.3. and 4C., as well as ASC 260-10-55-12.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Liabilities, page 75

14.   For your repurchase agreements accounted for as collateralized financings, please quantify the average quarterly balance for all fiscal year periods presented. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Please also explain the causes and business reasons for significant variances among these amounts.

Results of Operations, page 75

15.   Given that your operations are based on a net interest margin, please present a more detailed tabular analysis of interest income and expense, and related average asset balances, used in determining your overall portfolio yield for all periods presented. For average asset balances, provide at a minimum the average balance information by target

asset category (i.e., pass-through Agency RMBS and structured Agency RMBS) and by principal asset class (i.e., fixed-rate and hybrid adjustable-rate mortgages for pass-through Agency RMBS), given that you provide fair values for such asset classes throughout your prospectus. In addition, please provide disclosure regarding the impact of changes to interest income and expense attributable to changes in volume and rate. Refer to SAB Topic 11.K for the applicability of disclosures required pursuant to Securities Act Industry Guide 3.

Our Manager and the Management Agreement, page 100

16.   We note your disclosure that pursuant to the management agreement, you will be responsible for certain compensation paid to your CFO. In future SEC filings in which you are required to disclose manager compensation, please confirm that you will also disclose the total amounts reimbursed to the manager and the portion of that attributed to the reimbursement of compensation paid to your CFO or any other executive officer of the registrant.

Reimbursement of Expenses, page 105

17.   We note the fourth bullet point in this subsection indicates that you will pay certain external expenses, including those incurred in connection with this offering. This does not appear consistent with disclosure elsewhere that your manager will be pay all costs and expenses associated with this offering. Please revise or advise.

Underwriting, page 158

18.   We note that your manager has agreed to pay all of the expenses and costs in connection with your offering. Please tell us whether you will reflect such costs within your financial statements and the basis for your conclusion. Refer to SAB Topics 1B.1 and 5T.

Part II – Information Not Required In Prospectus, page II-1

Exhibit Index

19.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

20.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: S. Gregory Cope, Esq.